FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending March 31, 2004 of QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Quarterly Report for the period ended March 31, 2004 of Quebecor Media Inc.

QUEBECOR MEDIA INC. – FIRST QUARTER 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the first quarter of 2004 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2003.

Quebecor Media Inc. (“Quebecor Media” or “the Company”) is one of Canada’s largest media companies. Its principal lines of business are Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

Overview of the first quarter 2004

During the first quarter of 2004, the Cable Television segment recorded healthy growth in revenues (+$13.7 million, or 7.0%) and operating income (+$7.6 million, or 11.7%), compared with the same quarter of 2003. These results reflect the strong performance of the illicoTM digital cable television service and of Internet access services. The illicoTM service registered a very significant 13.8% growth in the first three months of the year with 33,000 new subscribers, the largest-ever quarterly increase in absolute terms since the service was introduced in March 1999. By comparison, during the same period of 2003, the illicoTM subscriber base grew by 11,000 or 6.4%. The number of subscribers to cable Internet access services increased by 27,000 to 433,000 in the first quarter of 2004.

The Cable Television segment’s operating income grew by $7.6 million during the quarter, despite a $6.8 million loss on equipment sales to subscribers. That loss is now factored into the calculation of operating income, affecting the 2004 results and comparable results for 2003. The change in accounting policy is described below under “Accounting Change.”

The Leisure and Entertainment segment increased revenues by 14.5% and operating income by 40.0% in the first quarter of 2004. The segment was boosted by the sustained dynamism of the distribution operations of Archambault Group Inc. (“Archambault Group”). In January 2004, Archambault Group officially launched its archambaultzik.ca music download service. At this time, the service is offering 180,000 music titles in all categories for download at prices starting at $0.99 per track.

TVA Group Inc. (“TVA Group”) reported a $2.1 million (14.5%) decrease in operating income, primarily as a result of higher programming costs. Revenues rose $1.6 million to $85.9 million. The new season of Star Académie was launched on the TVA network during the quarter and the 10 Sunday-evening shows attracted an average audience of 2,719,000, a 12.9% increase over 2003.

Sun Media Corporation’s operating income declined in the first quarter of 2004 in comparison with the same quarter of 2003, mainly because of a $3.6 million increase in the operating losses of the two free dailies, 24 heures Montréal MétropolitainTM in Montréal and 24 HoursTM launched in Toronto in 2003.

Finally, Netgraphe Inc. (“Netgraphe”) tripled its operating income from $0.4 million in the first quarter of 2003 to $1.2 million in the first quarter of this year.

ACCOUNTING CHANGE

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to subscribers and hook-up costs. Until the end of the third quarter of 2003, the cost of subsidies granted to subscribers on equipment sold and the cost of reconnecting subscribers were capitalized and amortized over three or four years on a straight-line basis. The Company has changed its accounting policies in order to expense, as incurred, the costs of subscribers’ subsidies and reconnection costs.

This change had the effect of increasing revenues by $3.8 million and reducing operating income and net income by $8.8 million and $2.7 million respectively in the first quarter of 2003. Note 2 to the Company’s consolidated financial statements describes the change in greater detail.

SUBSEQUENT EVENTS

On April 19, 2004, Nurun Inc. (“Nurun”) entered into a lock-up agreement whereby it undertook to tender its shares of Mindready Solutions Inc. (“Mindready Solutions”) under a takeover bid to purchase a maximum of 71.0% of all issued and oustanding shares. The results compiled on May 28, 2004 indicate that 84.1% of all issued and oustanding shares were tendered under this offer. As a result, Nurun will sell approximately 6.75 million shares for a cash consideration of $7.9 million for which a portion of $4.5 million is payable upon completion of the offer and the balance payable before the first anniversary of such completion. Nurun will also remain with an approximately 10.4% equity and voting interest in Mindready Solutions after this transaction.

On April 28, 2004, Nurun announced the acquisition of Atlanta-based Ant Farm Interactive LLC, an American agency specializing in interactive communications and marketing. Ant Farm Interactive LLC provides marketing research and strategy, branding, interactive advertising and electronic customer relationship management services. The agreement calls for payment of a cash consideration of $5.4 million, a contingent consideration based on performance targets to be achieved and the issuance of Nurun common shares.

On May 21, 2004, Le SuperClub Vidéotron ltée (« Le SuperClub Vidéotron ») announced it had entered into a definitive agreement to purchase substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.0 million. Jumbo Entertainment Inc. is a franchisor and operator of 105 video and video games rental stores across Canada. The transaction remains subject to shareholders’ approval and should be completed in July 2004. Le SuperClub Vidéotron also entered into agreements with certain shareholders controlling in aggregate approximately 44.6% of the outstanding common shares pursuant to which such shareholders have agreed to vote in favor of this transaction.

On May 25, 2004, the Company made offers to acquire, through a wholly-owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share, payable in cash, for an aggregate consideration of approximately $24.5 million. The offers are conditional, among other things, upon at least 90% of the outstanding Multiple Voting Shares and 90% of Subordinate Voting Shares, excluding shares owned or controlled by the Company, its affiliates or associates, being deposited and not withdrawn under the offers.

OPERATING RESULTS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of a subsidiary and of a portfolio investment, net gain on debt refinancing and on the purchase of preferred shares of a subsidiary, and income taxes. Non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by the Le SuperClub Vidéotron subsidiary, previously recorded under amortization, have been entered under cost of sales. Figures for prior periods of 2003 have been reclassified to reflect the change in the definition of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

In the third quarter of 2003, the operations of Le SuperClub Vidéotron, previously part of the Leisure and Entertainment segment, were transferred to the Cable Television segment. Results for prior periods have been reclassified to reflect the change.

Following business sales made by the Newspapers and Web Integration/Technology segments in 2003, the operating results and cash flows of the two segments for prior periods of 2003 have been reorganized, in accordance with the recommendations in Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”), in order to present the operating results and cash flows of divested businesses as separate line items for discontinued operations on the income and cash flow statements.

2004/2003 FIRST QUARTER COMPARISON

In the first quarter of 2004, the Company recorded total revenues of $568.3 million compared with $549.8 million in the same quarter of 2003, an increase of $18.5 million or 3.4%. The higher sales figures result mainly from increases of $13.7 million in the Cable Television segment due to the strong performance of Internet access services, $6.0 million in the Leisure and Entertainment segment, $4.2 million in the Newspapers segment, $1.6 million in the Broadcasting segment, and $1.1 million in the Internet/Portals segment. These increases outweighed revenue decreases of $5.0 million and $0.9 million in the Business Telecommunications and Web Integration/Technology segments respectively.

The Company generated operating income in the amount of $130.4 million, compared with $132.5 million in the first quarter of 2003. The 1.6% decrease was mainly due to a $5.0 million reduction in the Newspapers segment’s operating income stemming from the operating losses of the free publications 24 heures Montréal MétropolitainTM in Montréal and 24 HoursTM in Toronto. Operating income also decreased in the Business Telecommunications (-$2.6 million), Broadcasting (-$2.1 million) and Web Integration/Technology (-$0.4 million) segments. These negative variances were partially offset by a $7.6 million (11.7%) increase in operating income at the Cable Television segment and improved results in the Internet/Portals and Leisure and Entertainment segments.

The Company recorded a $4.7 million net loss in the first quarter of 2004, compared with net income of $4.9 million in the same quarter of 2003. The negative variance resulted mainly from the recording in the first quarter of 2003 of a $7.5 million net gain on debt settlement and the recording of a larger charge for future income taxes in the first quarter of 2004. These factors were partially offset by positive variances in amortization charges and financial expenses.

Quarterly financial expenses were reduced by $1.1 million to $75.5 million, compared with $76.6 million in the first quarter of 2003, mainly as a result of the Company’s lower indebtedness following the repayment of a $429.0 million term loan in April 2003 and the purchase in December 2003 of the preferred shares held by The Carlyle Group in Videotron Telecom Ltd. (“Videotron Telecom”). These factors were partially offset by the negative impact of exchange-rate fluctuations on the unhedged portion of the long-term debt.

The income tax expense showed a negative variance of $3.6 million in the first quarter of 2004, due mainly to the recognition in 2003 of tax benefits related to previously unrecorded operating losses.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiaries. Pursuant to the indentures, Netgraphe and Nurun have been designated “Unrestricted Subsidiaries.”

Following the purchase at the end of 2003 by Quebecor Media of the redeemable preferred shares held by the Carlyle Group, 3662527 Canada Inc. (the parent company of Videotron Telecom) and its Videotron Telecom subsidiary were designated “Restricted Subsidiaries.” For the purpose of the reporting of the financial position and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries, the figures for prior periods of 2003 have been reorganized to reflect the impact of the new designation.

RESTRICTED SUBSIDIARIES

In the first quarter of 2004, the Company and its Restricted Subsidiaries generated revenues of $546.2 million, compared with $526.9 million in the same quarter of 2003, and operating income of $129.7 million, compared with $132.2 million in the same period of 2003.

Cable Television

The Cable Television segment reported revenues of $208.7 million in the first quarter of 2004 compared with $195.0 million in the same quarter of 2003, a $13.7 million (7.0%) increase. Internet access services continued to register significant growth with revenues of $52.6 million, a $12.0 million (29.6%) increase from the first quarter of 2003. With respect to television distribution services, the performance of the illicoTM digital service more than compensated for lower revenues from analog cable television services. In all, television distribution services generated revenues of $141.8 million, a $2.1 million increase. Revenues from equipment sales declined $1.3 million due to attractive promotional offers to subscribers.

The revenues of Le SuperClub Vidéotron rose 6.1% to $10.9 million because of the strong performance of the video game stores, higher revenues from retail sales and rentals, and the positive impact of higher royalties and annual fees.

At Vidéotron ltée (“Vidéotron”), the number of subscribers to cable Internet service grew by 27,000 in the first quarter of 2004 to 433,000. Between the first quarters of 2003 and 2004, the number of subscribers rose by 99,000 or 29.6%. That increase and higher rates essentially account for the improved revenues from cable Internet services.

Revenues from the illicoTM digital cable television service increased, mainly as a result of growth in the subscriber base, higher rates, the sale of more lucrative packages and the introduction of Video on Demand. These factors were however partially offset by lower revenues from other sources. At the end of March 2004, there were 273,000 subscribers to illicoTM compared with 182,000 one year earlier, a substantial 50.0% (91,000) increase. The growth accelerated in the first three months of 2004, during which illicoTM increased its customer base by 13.8%. The gain of 33,000 subscribers was the largest quarterly increase, in absolute terms, since the service was introduced in March 1999. By comparison, in the first quarter of 2003, illicoTM added 11,000 subscribers, a 6.4% increase. At the end of the first quarter of 2004, illicoTM had a 19.0% penetration rate, compared with 12.7% a year earlier.

The gain of 33,000 subscribers to illicoTM in the first quarter of 2004 more than offset the loss of 29,000 subscribers to analog cable television services. The net gain of 4,000 subscribers during the quarter contrasts with a net loss of 7,000 subscribers in the same period of 2003. Since July 1, 2003, Vidéotron has registered a net gain of 26,000 subscribers to its television distribution services.

Vidéotron’s net monthly ARPU (average revenue per user) was $45.13 as of March 31, 2004, a 7.8% increase from $41.87 one year earlier. Monthly ARPU was up for both television distribution and Internet access services.

The Cable Television segment generated operating income of $72.7 million in the quarter, an increase of $7.6 million (11.7%) in comparison with the first quarter of 2003. The improvement in profitability was primarily due to the customer base growth and higher operating margins for both television distribution and Internet access services.

The growth in operating income in the quarter was achieved despite a $6.8 million increase in losses on equipment sales to customers due to promotions. Such losses are now factored into the calculation of operating income, affecting the 2004 results and comparable results for 2003. The change in accounting policy is described above under “Accounting Changes.”

Le SuperClub Vidéotron increased its operating income by 14.2% in the first quarter of 2004, due in part to the improved profitability of in-store sales and rentals, as well as higher revenues from royalties and annual fees.

Vidéotron’s average operating margin for all operations increased to 34.8% in the first quarter of 2004, compared with 33.4% one year earlier.

Vidéotron broke new ground in the first quarter of 2004 with the launch of its high-definition television personal video recorder (HD-PVR), becoming the first major cable operator in Québec to offer its customers this product. Vidéotron also increased download and upload speeds on its high-speed Internet and ExtremeTM high-speed Internet access services.

On May 21, 2004, Le SuperClub Vidéotron announced it had entered into a definitive agreement to purchase substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.0 million. Jumbo Entertainment Inc. is a franchisor and operator of 105 video and video games rental stores across Canada. The transaction remains subject to shareholders' approval and should be completed in July 2004. Le SuperClub Vidéotron also entered into agreements with certain shareholders controlling in aggregate approximately 44.6% of the outstanding common shares pursuant to which such shareholders have agreed to vote in favor of this transaction.

The Cable Television segment generated negative free cash flow from operations in the amount of $5.0 million in the first three months of 2004, compared with negative $31.5 million in the same period of 2003
(see Table 1). The increase in additions to property, plant and equipment due to current network modernization and expansion programs and to the upgrading of network capacity was more than offset by lower investments in non-cash balances related to operations as well as a larger contribution from operating income, since cash flows before net change in non-cash balances related to operations totalled $67.8 million in the first quarter of 2004 compared with $47.9 million in the same period of 2003.

TABLE 1: Cable Television segment Free cash flow from operations (in millions of dollars)

	Three months ended March 31

	2004	2003

Cash flow from continuing operations before undernoted item:	$67.8	$47.9
Net change in non-cash balances related to operations	(41.3)	(62.7)

Cash flow from (used in) continuing operations	26.5	(14.8)
Additions to property, plant and equipment	(32.0)	(17.1)
Proceeds from disposal of assets	0.5	0.4

Free cash flow from operations	$(5.0)	$(31.5)

Newspapers

The Newspapers segment’s revenues totalled $200.2 million in the first quarter of 2004, compared with $196.0 million in the same period of 2003, a $4.2 million (2.1%) increase. Advertising and circulation revenues rose 2.3% and 0.7% respectively. The increases mainly reflect the addition of the revenues of Annex Publishing & Printing Inc., acquired in the last quarter of 2003. Revenues increased 0.6% at the metropolitan dailies and 8.8% at community newspapers.

The segment generated operating income of $39.7 million in the first three months of 2004, compared with $44.7 million in the same period of the previous year. The $5.0 million (11.2%) decrease was mainly due to a $3.6 million increase in the operating losses of the two free dailies, 24 heures Montréal MétropolitainTM in Montréal and 24 HoursTM in Toronto. Higher operating costs and newsprint prices also contributed to the reduction in the segment’s operating income.

The new marketing strategy introduced in the last quarter of 2003 for the free daily 24 heures Montréal MétropolitainTM and the launch of the new free daily 24 HoursTM are yielding results. These publications now have circulation of 120,000 and 225,000 respectively, and their revenues are expected to increase in the coming quarters.

The figures released at the end of March 2004 by the independent Newspaper Audience Databank organization (NADbank) confirmed the competitive advantage of Le Journal de Montréal in its market. In 2003, readership of the Saturday edition increased 10.7%; it now reaches 752,000 readers in the greater Montréal area alone. Le Journal de Montréal was the only Montréal daily to increase its Saturday and weekday readership in 2003.

Sun Media Corporation generated free cash flow from operations of $8.6 million in the first quarter of 2004, compared with $25.5 million in the same period of 2003 (see Table 2). The difference stemmed mainly from the decrease in operating income, an increase in additions to property, plant and equipment, and an unfavourable change in non-cash balances related to operations.

TABLE 2: Newspapers segment Free cash flow from operations (in millions of dollars)

	Three months ended March 31

	2004	2003

Cash flow from continuing operations before undernoted item:	$36.7	$46.4
Net change in non-cash balances related to operations	(24.6)	(19.6)

Cash flow from (used in) continuing operations	12.1	26.8
Additions to property, plant and equipment	(3.7)	(1.3)
Proceeds from disposal of assets	0.2	—

Free cash flow from operations	$8.6	$25.5

Broadcasting

In the Broadcasting segment, revenues amounted to $85.9 million in the first quarter of 2004, an increase of $1.6 million (1.9%) from the first quarter of 2003. Broadcasting revenues increased 7.9%, due in large part to higher advertising revenues and the inclusion of all the revenues of TVAchats inc. (in which TVA Group formerly held only a 50% interest). Revenues from publishing operations decreased slightly by $0.2 million; a $0.6 million decline in newsstand sales was fully offset by higher advertising sales. Distribution revenues declined $2.9 million in the quarter. The negative variance was due to the substantial revenues generated in the first quarter of 2003 by the film The Pianist and by the distribution of titles from the old TVA International catalogue.

The Broadcasting segment’s operating income was $12.4 million, a decrease of $2.1 million from $14.5 million in the first quarter of 2003. Operating income from broadcasting operations decreased $1.2 million, mainly because of higher programming costs. Operating income from publishing operations declined $0.7 million on account of higher selling, marketing and advertising expenses, which were partially offset by lower printing costs.

The 2004 season of the popular variety series Star Académie helped TVA Group maintain its excellent television audience share. According to the BBM People Meter survey, the 10 Sunday-evening Star Académie galas attracted an average of 2,719,000 viewers, compared with 2,409,000 last year, an average increase of 12.9%.

Leisure and Entertainment

The Leisure and Entertainment segment recorded total revenues of $47.5 million in the first quarter of 2004 compared with $41.5 million in the same period of 2003, a $6.0 million (14.5%) increase. The revenues of Archambault Group rose 17.7%, due in large part to a 59.8% increase in revenues from distribution operations and a 5.1% increase in retail sales. Distribution operations benefitted from the scope and quality of the catalogue. With respect to retail sales, the increase in revenues from Archambault stores outweighed the adverse impact of the closing of two Camelot-Info stores at the end of 2003 and the beginning of 2004. Books segment revenues decreased 2.0% during the quarter.

The segment’s operating income was $2.1 million in the first quarter of 2004. The 40.0% increase over the same period of 2003 was due entirely to higher operating income from Archambault Group’s distribution operations, which more than compensated for an increase in selling, advertising and promotion expenses caused largely by the anti-piracy campaign led by Archambault.

The Star Académie phenomenon continued producing excellent sales results. CDs featuring this year’s contestants and Marie-Élaine Thibert, one of last year’s finalists, were released with very promising early results. According to the independent firm Nielsen Soundscan, the two albums were number 1 and 2 in sales in Canada during the week of April 14, 2004.

Business Telecommunications

The revenues of Videotron Telecom decreased $5.0 million in the first quarter of 2004 to $16.8 million due to a decline in Internet-related revenues resulting from the renegotiation of the services agreement with Vidéotron, among other factors, as well as lower point-to-point revenues in Québec because of increased supply in the marketplace, and the sale of the Mensys Business Solution Center Ltd. subsidiary in December 2003.

Operating income was $3.2 million, compared with $5.8 million during the first quarter of 2003. The decrease was due to the lower revenues, lower gross margins as a result of the unfavourable market conditions, and reduced capitalization of network expenses. These factors were partially offset by a reduction in payroll and fringe benefits due to lower head count, and by a decrease in other operating costs. Operating income was up from the fourth quarter of 2003, when it amounted to $2.8 million.

UNRESTRICTED SUBSIDIARIES

In the first quarter of 2004, the Unrestricted Subsidiaries recorded revenues of $24.3 million, compared with $24.1 million in the same period of 2003. Operating income amounted to $0.7 million, compared with $0.3 million during the first quarter of 2003.

Web Integration/Technology

The Web/Integration Technology segment recorded revenues of $16.2 million in the first quarter of 2004, compared with $17.1 million in the same period of 2003. The decrease was mainly due to reduced revenues at the Mindready Solutions subsidiary caused by lower sales of test systems. The revenues of Nurun’s e-Business Services segment continued to be affected by soft demand for IT services, particularly in the Toronto and New York City markets. However, revenues increased at the Montréal, Québec City and Milan offices.

The segment posted an operating loss of $0.5 million for the quarter, compared with $0.1 million in the first quarter of 2003. The operating loss of Mindready Solutions increased from $0.4 million in the first quarter of 2003 to $1.0 million in the first quarter of 2004, mainly as a result of lower margins in its American and European operations. At the same time, Nurun’s e-Business Services segment generated operating income of $0.5 million in the first quarter of 2004, compared with $0.3 million in the same period last year. Higher operating income at Nurun’s Montréal and Milan offices accounted for the difference. Nurun’s e-Business Services segment has generated operating income for the past eight consecutive quarters, despite continued market softness.

On April 19, 2004, Nurun Inc. entered into a lock-up agreement whereby it undertook to tender its shares of Mindready Solutions under a takeover bid to purchase a maximum of 71.0% of all issued and oustanding shares. The results compiled on May 28, 2004 indicate that 84.1% of all issued and oustanding shares were tendered under this offer. As a result, Nurun will sell approximately 6.75 million shares for a cash consideration of $7.9 million for which a portion of $4.5 million is payable upon completion of the offer and the balance payable before the first anniversary of such completion. Nurun will also remain with an approximately 10.4% equity and voting interest in Mindready Solutions after this transaction.

On April 28, 2004, Nurun announced the acquisition of Atlanta-based Ant Farm Interactive LLC an American agancy specializing in interactive communications and marketing . Ant Farm Interactive LLC provides marketing research and strategy, branding, interactive advertising and electronic customer relationship management services. The agreement calls for payment of a cash consideration of $5.4 million. a contingent consideration based on performance targets to be achieved and the issuance of Nurun common shares.

Internet/Portals

Netgraphe’s revenues totalled $8.1 million in the first quarter of 2004, compared with $7.0 million in the same quarter of 2003, a $1.1 million (15.7%) increase. Revenues of the general-interest portals rose 19.9%, largely because of the performance of the French-language portal canoe.qc.ca. Revenues of the special-interest portals increased 20.7%: autonet.ca was up 43.4%, flirt.canoe.ca/reseaucontact.com 23.8%, and jobboom.com 17.1%.

Operating income tripled to $1.2 million, compared with $0.4 million in the first quarter of 2003. The improvement was mainly due to the increase in revenues and cost containment at both the general-interest portals and special-interest portals.

Netgraphe reported net income of $0.8 million in the first quarter of 2004, compared with a $0.1 million net loss in the same period of 2003. The uptrend in profitability is now firmly established; Netgraphe has generated net income in each of the past four quarters.

FINANCIAL EXPENSES

Financial expenses were reduced by $1.1 million from $76.6 million in the first quarter of 2003 to $75.5 million in the first quarter of 2004 as a result of lower indebtedness at Quebecor Media following repayment of the $429.0 million term loan that came due in April 2003 and the purchase in December 2003 of the preferred shares held by The Carlyle Group in Videotron Telecom.

A $2.5 million charge was recorded in the first quarter of 2004 to cover the increase in the additional amount payable in respect to the purchase of the preferred shares held by The Carlyle Group in Videotron Telecom. In the same quarter of the previous year, interest on those preferred shares totalled $7.4 million.

These positive factors offset the negative impact of exchange-rate fluctuations on the unhedged portion of the long-term debt. A foreign-exchange loss of $1.2 million was recorded under this item in the first quarter of 2004, compared with an $8.7 million gain in the same period of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

Continuing operating activities provided cash flows totalling $1.5 million in the first quarter of 2004, whereas they used $53.8 million in cash in the same quarter of 2003. The $55.3 million improvement was mainly due to the net change in non-cash balances related to operations, which used cash flows of $78.2 million in the first quarter of 2004, compared with $125.4 million in the same period of 2003.

At the end of the first quarter of 2004, working capital was $55.9 million, compared with $36.3 million at the same time last year. The difference was mainly due to lower current portion of Vidéotron’s long-term debt as a result of the refinancing completed in October 2003. As well, the recording under current liabilities of the additional $71.1 million payable to The Carlyle Group in respect of the purchase of the preferred shares it held in Videotron Telecom was offset by an increase due to the deferral of a change in other non-cash balances related to operations.

Financing activities

Quebecor Media’s consolidated long-term debt and consolidated bank debt increased by $5.4 million in the first quarter of 2004. Excluding the impact of exchange-rate fluctuations on the portion of the debt denominated in foreign currency, the Company’s consolidated debt would have been reduced by $13.9 million.

The Company made debt repayments totalling $26.8 million, including mandatory payments of $12.5 million and $0.9 million by Vidéotron and Sun Media Corporation, and a $13.4 million decrease in the use of bank credit facilities by TVA Group. The repayments were outweighed by the effect of the amortization of discounts on debt and the negative impact of exchange-rate fluctuations on the value of the debt denominated in foreign currency. The last factor was offset by a change in the value of the cross-currency swap arrangements entered under Other Liabilities.

Investing activities

Excluding changes in temporary investments, cash flows used in investing activities amounted to $53.9 million in the first quarter of 2004, compared with $33.9 million in the same period of 2003. The difference was mainly due to increased additions to property, plant and equipment as a result of current network modernization and expansion programs and the upgrading of network capacity in the Cable Television segment. Increased investment in TVA Group’s ongoing share repurchase and cancellation program (+$5.3 million) also contributed to the change in cash flows used in investing activities.

Financial Position

At March 31, 2004, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $171.1 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $221.3 million available, for total available liquid assets of $392.4 million.

At March 31, 2004, consolidated debt, including the short-term portion of the long-term debt but excluding the additional amount payable to The Carlyle Group, totalled $2.76 billion. This figure includes Sun Media Corporation’s $555.7 million debt, Vidéotron’s $880.1 million debt and TVA Group’s $10.9 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.22 billion and Quebecor Media’s $97.0 million revolving credit facility.

Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

CONTRACTUAL OBLIGATIONS

On April 19, 2004, Nurun entered into a lock-up agreement whereby it undertook to tender its shares of Mindready Solutions under a takeover bid.

On April 28, 2004, Nurun announced the acquisition of Ant Farm Interactive LLC for a cash consideration of $5.4 million paid at closing. The purchase price also includes the issuance of 996,170 common shares of Nurun, deliverable in 2007, and a contingent consideration of a maximum of $4.9 million, based on achieving a certain performance level, payable in 2005, 2006 and 2007.

FINANCIAL DERIVATIVES

The Company uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities and long-term debt. The carrying amount of these financial instruments, except for the temporary investments, long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is determined on the basis of market value.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in interest and exchange rates. The Company manages its exposure to fluctuations in interest rates through staggered maturities and an optimal balance of fixed and floating rate obligations. The Company does not use or hold derivative financial instruments for speculative purposes and adheres to a financial risk management policy.

Quebecor Media has entered into interest rate swap agreements for a notional value of $315.0 million as of March 31, 2004.

Quebecor Media has also entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated long-term debt, except for the Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries. The total notional value of these contracts was $1.77 billion as of March 31, 2004.

Some of the Company’s cross-currency swap arrangements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lender’s exposure. Such prepayments are offset by equal reductions in the Company’s commitments under the agreements. The portion of these prepayments related to interest payments will be amortized and accounted for as a reduction in financial expenses over the length of the hedged financial instrument, while the portion of these prepayments related to the capital repayments of the hedged financial instrument will be accounted for as a reduction in capital repayments.

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at those dates
(see Table 3).

TABLE 3: Quebecor Media Inc. Fair value of derivative financial instruments (in millions of dollars)

	March 31, 2004

	Book value	Fair value

Derivative financial Instrument
Interest rate swap agreements	$—	$(8.9)
Cross currency interest rate swap agreements	(171.3)	(348.5)

15

CHANGES IN ACCOUNTING POLICIES

The Company makes certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The changes in accounting policies and the new accounting policies are described in greater detail in note 2 to the Company’s interim consolidated financial statements

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to subscribers and hook-up costs. Until the end of the third quarter of 2003, the cost of subsidies granted to subscribers on equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting subscribers, including material, direct labour and certain overhead charges, was capitalized to fixed assets and depreciated over three years or four years on a straight-line basis.

The Company has changed its accounting policies in order to expense as incurred the costs of subscribers’ subsidies and reconnection costs.

These changes have been applied retroactively and had the following effects for the period ended March 31, 2003:

>>	Operating revenues increased by $3.8 million;

>>	Cost of sales and selling and administrative expenses increased by $12.6 million;

>>	Operating income decreased by $8.8 million;

>>	Amortization charge decreased by $4.6 million;

>>	Income tax credit increased by $1.5 million;

>>	Net income decreased by $2.7 million.

These changes also had the effect of increasing the accumulated deficit by $21.7 million as of January 1, 2003. 17

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

Accounting by a customer (including a reseller) for certain consideration received from a vendor

In January 2004, the CICA issued EIC-144, Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor’s products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor’s products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The income statement classification of the consideration differs depending upon what conclusion is reached. The abstract also addresses the accounting for consideration received by a reseller from a vendor for honouring the vendor’s sales incentives offered directly to consumers and whether that consideration should be recorded as a reduction of the cost of the reseller’s purchases from the vendor.

The Company is currently evaluating the impact of this application to its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Montréal, Québec
May 2004

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars) (unaudited)

Three months ended March 31

	2004	2003
		(restated
		note 2)

REVENUES

Cable Television	$208.7	$195.0
Newspapers	200.2	196.0
Broadcasting	85.9	84.3
Leisure and Entertainment	47.5	41.5
Business Telecommunications	16.8	21.8
Web Integration/Technology	16.2	17.1
Internet/Portals	8.1	7.0
Head Office	0.1	0.1
Inter-segment	(15.2)	(13.0)

	568.3	549.8
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(437.9)	(417.3)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	130.4	132.5
Amortization	(53.6)	(55.3)
Financial expenses (note 3)	(75.5)	(76.6)
Reserve for restructuring of operations, impairment of assets and
other special charges (note 4)	(0.1)	(0.5)
Net gain on debt refinancing	—	7.5

INCOME BEFORE INCOME TAXES	1.2	7.6
Income taxes:
Current	0.9	1.5
Future	—	(4.2)

	0.9	(2.7)

	0.3	10.3
Non-controlling interest	(5.0)	(5.5)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(4.7)	4.8
Gain from discontinued operations	—	0.1

NET (LOSS) INCOME	$(4.7)	$4.9

See accompanying notes to consolidated financial statements.
1
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars) (unaudited)

Three months ended March 31

	2004	2003 (restated note 2)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, and net gain on debt refinancing:
Cable Television	$72.7	$65.1
Newspapers	39.7	44.7
Broadcasting	12.4	14.5
Leisure and Entertainment	2.1	1.5
Business Telecommunications	3.2	5.8
Web Integration/Technology	(0.5)	(0.1)
Internet/Portals	1.2	0.4
General corporate (expenses) income	(0.4)	0.6

	$130.4	$132.5

Amortization
Cable Television	$33.4	$33.7
Newspapers	6.4	6.6
Broadcasting	3.1	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	9.1
Web Integration/Technology	0.5	1.0
Internet/Portals	0.2	0.4
Head Office	0.4	0.4

	$53.6	$55.3

Additions to property, plant and equipment
Cable Television	$32.0	$17.0
Newspapers	3.7	1.4
Broadcasting	1.4	2.0
Leisure and Entertainment	0.8	0.4
Business Telecommunications	4.0	4.7
Web Integration/Technology	0.3	0.1
Internet/Portals	0.1	—
Head Office	0.2	—

	$42.5	$25.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (in millions of Canadian dollars) (unaudited)

Three months ended March 31

	2004	2003 (restated note 2)

Deficit at beginning of period
As previously reported	$2,597.8	$2,780.0
Restatement due to a change in accounting policies (note 2)	—	21.7

As restated	2,597.8	2,801.7
Net loss (income)	4.7	(4.9)

Deficit at end of period	$2,602.5	$2,796.8

See accompanying notes to consolidated financial statements.
2
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars) (unaudited)

Three months ended March 31

	2004	2003 (restated note 2)

Cash flows related to operations:
(Loss) income from continuing operations	$(4.7)	$4.8
Adjustments for:
Amortization of property, plant and equipment	52.0	52.6
Amortization of deferred charges and of other assets	1.6	2.7
Amortization of deferred financing costs and long-term debt discount	13.9	15.6
Losses (gains) on foreign currency translation on unhedged long-term debt	1.2	(8.7)
Losses on sale of other assets	8.6	2.3
Non-controlling interest	5.0	5.5
Write-down of temporary investments	—	0.4
Interest on redeemable preferred shares of a subsidiary	—	9.7
Net gain on debt refinancing	—	(7.5)
Future income taxes	—	(4.2)
Other	2.1	(1.6)

	79.7	71.6

Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(78.2)	(125.4)

Cash flows provided (used) in continuing operations	1.5	(53.8)
Cash flows used in discontinued operations	—	(0.5)

Cash flows provided (used) in operations	1.5	(54.3)

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	0.9	(6.1)
Issuance of long-term debt	2.9	701.8
Repayment of long-term debt	(29.7)	(906.8)
Deferred financing costs	—	(11.1)
Net reduction in prepayments under cross-currency swap arrangements	3.5	—
Proceeds from issuance of capital stock	—	216.1
Issuance of capital stock by subsidiaries	1.2	—
Dividends paid to non-controlling shareholders	(1.1)	(1.3)
Decrease in advance receivable from parent company	—	(3.9)

Cash flows used in financing activities	(22.3)	(11.3)

Cash flows related to investing activities:
Businesses acquisitions (note 5)	(13.7)	(9.0)
Proceeds from disposal of businesses and
other assets	—	0.3
Additions to property, plant and equipment	(42.5)	(25.6)
Additions to others assets	(0.5)	(2.5)
Decrease in temporary investments	145.7	87.1
Proceeds from disposal of assets	3.1	2.6
Other	(0.3)	0.3

Cash flows provided by investing activities	91.8	53.2

Net increase (decrease) in cash and cash equivalents	71.0	(12.4)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	0.2	(0.9)
Cash and cash equivalents at beginning of period	103.6	188.3

Cash and cash equivalents at end of period	$174.8	$175.0

Cash and cash equivalents consist of:
Cash	$17.3	$42.5
Cash equivalents	157.5	132.5

	$174.8	$175.0

Cash interest payments	$96.4	$106.1
Cash payments (net of refunds) for income taxes	$12.9	$(8.4)

See accompanying notes to consolidated financial statements.

3
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	March 31	December 31

	2004	2003

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$174.8	$103.6
Temporary investments (market value of $48.4 million ($194.6 million in 2003))	48.4	194.2
Accounts receivable	288.1	316.9
Income taxes receivable	27.4	18.2
Inventories and investments in televisual products and movies	110.0	126.1
Prepaid expenses	32.0	22.9
Future income taxes	67.3	68.6

	748.0	850.5
LONG-TERM INVESTMENTS (market value of $14.1 million
($12.8 million in 2003))	13.0	12.8
PROPERTY, PLANT AND EQUIPMENT	1,539.7	1,562.9
FUTURE INCOME TAXES	98.9	96.8
OTHER ASSETS	170.5	172.7
GOODWILL	3,909.6	3,906.2

	$6,479.7	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$5.1	$4.2
Accounts payable and accrued charges	408.9	514.4
Deferred revenue	122.4	119.9
Income and other taxes	7.9	17.9
Advances payable to parent company and companies
under common control	17.3	16.4
Additionnal amount payable	71.1	68.7
Current portion of long-term debt	59.4	60.0

	692.1	801.5

LONG-TERM DEBT	2,701.9	2,696.8
OTHER LIABILITIES	226.1	236.2
FUTURE INCOME TAXES	272.4	270.6
NON-CONTROLLING INTEREST	196.7	201.8

SHAREHOLDERS’ EQUITY
Capital stock (note 6)	1,773.7	1,773.7
Contributed surplus	3,220.6	3,220.6
Deficit	(2,602.5)	(2,597.8)
Translation adjustment	(1.3)	(1.5)

	2,390.5	2,395.0
Subsequent events (note 7)

	$6,479.7	$6,601.9

See accompanying notes to consolidated financial statements.
4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The same accounting policies described in Quebecor Media Inc.’s (“the Company”) latest annual Consolidated Financial Statements have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and accordingly should be read in conjunction with the Company’s latest annual Consolidated Financial Statements and the notes thereto.

Some of our businesses experience significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of our segments, a proportion of sales are based on one-time retail transactions rather than subscription or long-term agreements, resulting in a vulnerability to seasonal weather changes. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2004.

2.	ACCOUNTING POLICIES

Change in accounting policy

During the course of 2003, the Cable Television segment revised its accounting policies related to the sale of equipment to subscribers and hook-up costs. Up to the end of the nine-month period ended
September 30, 2003, the cost of subsidies granted to subscribers on equipment sold was capitalized and amortized over a three-year period on a straight-line basis and the cost of reconnecting subscribers, which included material, direct labor, and certain overhead charges was capitalized to the fixed assets and depreciated over a three or a four-year period on a straight-line basis.

The Company changed its accounting policies to expense, as incurred, the cost related to subscribers subsidies as well as the cost of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the three-month period ended March 31, 2003:

–	The revenues increased by $3.8 million;

–	The cost of sales and selling and administrative expenses increased by $12.6 million;

–	The amortization expense decreased by $4.6 million;

–	The income tax credit increased by $1.5 million; and

–	The net income was reduced by $2.7 million.

These changes also increased the deficit by $21.7 million as at January 1, 2003. These changes in accounting policies harmonize Canadian GAAP with GAAP in the United States.

5
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

3.	FINANCIAL EXPENSES

Three-month periods ended March 31

	2004	2003

Interest on long-term debt	$60.5	$64.9
Interest on redeemable preferred shares	—	9.7
Investment income	(1.3)	(2.2)
Amortization of deferred financing costs and long-term
debt discount	13.9	15.6
Losses (gains) on foreign currency translation on
unhedged long-term debt	1.2	(8.7)
Interest on advances receivable from parent company	—	(0.2)
Other	1.2	(2.5)

	$75.5	$76.6

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES

During the three-month period ended March 31, 2004, Mindready Solutions Inc., Web Integration/Technology segment, recorded a reserve for the restructuring of operations of $0.1 million in connection with the closure of its operation in Northern Ireland. The reserve included severance costs and other restructuring charges.

The following table sets forth the Company’s restructuring reserves activities and the other special charges against the reserve carried forward from 2003:

	Restructuring charges	Other special charges	Total

Balance as at December 31, 2003	$5.7	$1.4	$7.1
Additional reserve	0.1	—	0.1
Utilized in 2004:
Cash	(0.4)	—	(0.4)
Reversal:
Non-cash	(0.1)	—	(0.1)

Balance as at March 31, 2004	$5.3	$1.4	$6.7

6
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES (continued)

The utilization of the reserve is expected to be as follows:

	Restructuring charges	Other special charges	Total

Remainder of 2004	$0.9	$1.4	$2.3
2005	0.8	—	0.8
2006	0.8	—	0.8
2007	0.6	—	0.6
2008	0.5	—	0.5
2009 and thereafter	1.7	—	1.7

	$5.3	$1.4	$6.7

5.	BUSINESS ACQUISITIONS

During the three-month period ended March 31, 2004, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary’s 2003 Share Repurchase and Cancellation Program. A total of 564,500 Class B non-voting Common Shares were repurchased for a cash consideration of
$13.7 million, resulting in additional goodwill of $3.4 million.

6.	CAPITAL STOCK

(a)	Authorized capital stock:

•	An unlimited number of Common Shares, without par value;

•	An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

•	An unlimited number of Cumulative First Preferred Shares, Series A, (“Preferred A Shares”) carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

•	An unlimited number of Cumulative First Preferred Shares, Series B, carrying a fixed cumulative preferential dividend mostly equivalent to the Company’s credit facitlity interest rate, redeemable at the option of the holder and retractable at the option of the Company.

•	On January 16, 2004, the Company authorized changes to its capital stock in order to create a cumulative First Preferred Shares, series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

•	On January 16, 2004, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

7
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

6.	CAPITAL STOCK (continued)

(b)	Issued Capital Stock

	Common Shares
	Number	Amount

Balance as at
December 31, 2003 and March 31, 2004	123,602,807	$1,773.7

On January 14, 2004, the Company redeemed 450,000 Preferred A Shares, for an amount of $450.0 million, owned by its wholly owned subsidiary, Sun Media Corporation, Newspapers segment.

On January 16, 2004, the Company issued 70,000 Preferred C Shares, for an amount of $70.0 million to its indirectly wholly-owned subsidiary, 9101-0835 Québec Inc., Leisure and Entertainment segment.

On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million to its indirectly wholly-owned subsidiary, Vidéotron (1998) ltée, Cable Television segment.

Since all these transactions were between the Company and its wholly-owned subsidiaries, these transactions will have no impact on the Company’s consolidated financial statements.

(c)	Share purchase plans

(i)	Quebecor Media Inc.’s plan :

During the three-month period ended March 31, 2004, 588,052 options were granted to senior executive officers of the Company and its subsidiaries at an average exercise price of $21.72. Also during the same period, 34,470 options were cancelled at an average exercise price of $15.66. No option were exercised. As at March 31, 2004, 3,161,119 options were outstanding at an average exercise price of $17.84, while 166,032 options were vested at an average exercise price of $16.70.

For the three-month period ended March 31, 2004, a charge of $0.1 million related to the plan was included in net loss ($0.6 million for the three-month period ended March 31, 2003), since the exercise price of the options was lower than the fair market value of the Company’s Common Shares, as determined by the Board of Directors of the Company.

8
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

6.	CAPITAL STOCK (continued)

(c)	Share purchase plans (continued)

(ii)	TVA Group Inc.’s plans :

Executive Class B conventional stock option plan

During the three-month period ended March 31, 2004, 69,300 options were exercised at an average exercise price of $14.87. No new options were granted or cancelled.

Executive Class B performance stock option plan

During the three-month period ended March 31, 2004, 10,500 options were exercised at an average exercise price of $18.85. No new options were granted or cancelled.

(iii)	Nurun Inc.’s plan:

During the three-month period ended March 31, 2004, 201,500 options were granted at an average exercise price of $1.84; 1,000 options were exercised at an average exercise price of $1.01; and 53,750 options were cancelled at an average exercise price of $21.30.

(iv)	Mindready Solutions Inc.’s plan:

During the three-month period ended March 31, 2004, 12,650 options were granted at an average exercise price of $2.02. No options were cancelled or exercised.

(v)	Netgraphe Inc.’s plan:

During the three-month period ended March 31, 2004, 101,146 options were cancelled at an average exercise price of $14.97. No options were granted or exercised.

9
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

6.	CAPITAL STOCK (continued)

(c)	Share purchase plans (continued)

(vi)	Pro forma net (loss) income:

Had compensation costs for stock option plans of TVA Group Inc., Nurun Inc. and its subsidiary Mindready Solutions Inc., been determined based on the fair value at grant date for awards granted in 2002 under the terms of all the plans, the Company’s net (loss) income would had been adjusted to the pro forma amounts indicated below for the three-month periods ended March 31, 2004 and 2003:

Three-month periods ended March 31

	2004	2003 (restated note 2)

Pro forma (loss) income from
continuing operations	$(4.7)	$5.0
Pro forma net (loss) income	(4.7)	4.9

The pro forma disclosure omits the effect of awards granted before January 1, 2002; furthermore, because the Company adopted the fair value method from January 1, 2003, the stock-based compensation resulting from options granted after that date is already considered in net (loss) income.

7.	SUBSEQUENT EVENTS

(a)	Business disposal

On April 19, 2004, Nurun Inc. (“Nurun”) entered into a lock-up agreement whereby it undertook to tender its shares of its subsidiary Mindready Solutions Inc. (“Mindready Solutions”) under a takeover bid to purchase a minimum of 66.67% and a maximum of 71.0% of all issued and oustanding shares (11,999,409). The takeover bid was made to all holders of Mindready Solutions and was open for acceptance until May 27, 2004. The offer also stipulated that should there be more than 71.0% (8,519,580) shares tendered, the purchaser would buy 8,519,580 shares proportionately distributed among all tendering shareholders. As per the conditions pertaining to the offer, Nurun was to received in cash, upon completion of the transaction, the difference between $6.5 million and the sums distributed to the minority shareholders who tendered their shares.

The results compiled on May 28, 2004 indicate that 84.1% (10,097,005) of all issued and oustanding shares were tendered under this offer. As a result, Nurun will sell 6,750,184 shares at a unit price of $1.165 for a total cash consideration of $7.9 million for which a portion is payable upon completion of the offer ($4.5 million) and the balance payable before the first anniversary of such completion. Nurun will also remain with an approximately 10.4% equity and voting interest in Mindready Solutions after this transaction.

10
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

7.	SUBSEQUENT EVENTS (continued)

(a)	Business disposal (continued)

The net book value of the assets and liabilities of Mindready Solutions Inc. as at March 31, 2004 is as follows:

Cash and cash equivalents	$2.1
Temporary investments	12.0
Accounts receivable	3.8
Income taxes receivable	0.6
Inventories	2.4
Prepaid expenses	0.2
Property, plant and equipment	1.2
Other assets	0.8

Total assets	$23.1

Accounts payable and accrued charges	$6.8
Deferred revenue	0.2
Income and other taxes	0.1
Current portion of long-term debt	0.1
Non-controlling interest	9.9

Total liabilities	$17.1

11
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

7.	SUBSEQUENT EVENTS (continued)

(b)	Business acquisitions

(i)	On April 28, 2004, Nurun Inc., Web Integration/Technology segment, announced the acquisition of Ant Farm Interactive LLC for a cash consideration of $5.4 million. The purchase price also include 996,170 Common Shares of Nurun Inc. paid at closing in 2007 and a contingent consideration of a maximum of $4.9 million, based on achieving a specific performance level, payable in 2005, 2006 and 2007.

(ii)	On May 21, 2004, Le SuperClub Vidéotron ltée (« Le SuperClub Vidéotron ») announced it had entered into a definitive agreement to purchase substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.0 million. Jumbo Entertainment Inc. is a franchisor and operator of 105 video and video games rental stores across Canada. The transaction remains subject to shareholders’ approval and should be completed in July 2004. Le SuperClub Vidéotron also entered into agreements with certain shareholders controlling in aggregate approximately 44.6% of the outstanding common shares pursuant to which such shareholders have agreed to vote in favor of this transaction.

(iii)	On May 25, 2004, the Company made offers to acquire, through a wholly-owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share, payable in cash, for an aggregate consideration of approximately $24.5 million. The offers are conditional, among other things, upon at least 90% of the outstanding Multiple Voting Shares and 90% of Subordinate Voting Shares, excluding shares owned or controlled by the Company, its affiliates or associates, being deposited and not withdrawn under the offers.

12
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States.

(a)	Consolidated statements of income for the three-month periods ended March 31, 2004 and 2003

Three-month periods ended March 31

	2004	2003 (restated note 2)

Net (loss) income as reported in the consolidated
statements of income as per GAAP in Canada	$(4.7)	$4.9
Adjustments:
Development, pre-operating and start-up costs (i)	(1.2)	0.7
Pension and postretirement benefits (ii)	(0.1)	(0.2)
Change in fair value of and ineffective portion of
derivative instruments (iii)	(0.7)	(23.0)
Income taxes (iv)	0.1	0.1
Other	—	9.7

Net loss as adjusted as per GAAP in
the United States (in Canadian dollars)	$(6.6)	$(7.8)

13
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(a)	Comprehensive loss

The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net loss as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive loss for the three-month periods ended March 31, 2004 and 2003 are as follows:

Three-month periods ended March 31

	2004	2003 (restated note 2)

Net loss, as adjusted as per GAAP in
the United States (in Canadian dollars)	$(6.6)	$(7.8)
Translation adjustment (1)	0.2	(1.0)
Pension and post-retirement benefits (ii)	(0.2)	—
Derivative instruments (iii)	(9.0)	(15.2)
Income taxes (iv)	(0.1)	3.4

Comprehensive (loss) income as per
GAAP in the United States	$(15.7)	$(20.6)

(1) Change for the period

The accumulated other comprehensive loss as at March 31, 2004 and December 31, 2003 are as follows:

	March 31, 2004	December 31, 2003

Translation adjustment	$(1.3)	$(1.5)
Pension and post-retirement benefits (ii)	(7.2)	(7.0)
Derivative instruments (iii)	(57.7)	(48.7)
Income taxes (iv)	2.2	2.3

Accumulated other comprehensive
loss at end of period	$(64.0)	$(54.9)

14
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated balance sheets:

	March 31, 2004		December 31, 2003

	Canada	United States	Canada	United States

Future income tax assets	$98.9	$99.8	$96.8	$97.8
Other assets	170.5	164.7	172.7	168.0
Goodwill	3,909.6	3,904.9	3,906.2	3,901.5
Long-term debt	(2,701.9)	(2,691.7)	(2,696.8)	(2,676.1)
Other liabilities	(226.1)	(385.4)	(236.2)	(396.1)
Future income tax liabilities	(272.4)	(267.8)	(270.6)	(265.8)
Non-controlling interest	(196.7)	(195.4)	(201.8)	(200.6)
Contributed surplus	(3,220.6)	(3,374.3)	(3,220.6)	(3,374.3)
Deficit	2,602.5	2,846.3	2,597.8	2,839.7
Accumulated other
comprehensive (income)
loss	1.3	64.0	1.5	54.9

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specific criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

15
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated balance sheets (continued)

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada are different from GAAP in the United States as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses are amortized over the estimated average remaining service life of employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extend an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder’s equity.

(iii)	Effective January 1, 2001, the Company adopted statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of changes in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

16
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated balance sheets (continued)

(iii)	The Company uses cross-currency interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered, or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments, only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)	This adjustment represents the tax impact of the United States GAAP adjustments.

17
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Originally, the Company had designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. and its subsidiary, Vidéotron Télécom ltée, as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the repurchase of the redeemable preferred shares of Vidéotron Télécom ltée by the Company in December 2003, the Company decided to reassign 3662527 Canada Inc. and Vidéotron Télécom ltée as “Restricted Subsidiaries”. Accordingly, the Company reclassified the figures for the previous periods to reflect this change.

The Company’s $429.0 million Term loan (reimbursed during the course of 2003) is included in the comparative figures of the condensed and consolidated balance sheet of the Unrestricted Subsidiaries. The Company’s investment in Microcell Telecommunications Inc. is included in the condensed and consolidated balance sheets of the Unrestricted subsidiaries. Accordingly, the write-down of this investment has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

18
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month periods ended March 31, 2004 and 2003:

Three-month periods ended March 31

	2004	2003 (restated note 2)

Revenues	$546.2	$526.9
Cost of sales and selling and
administrative expenses	(416.5)	(394.7)

Operating income before under-noted items	129.7	132.2

Amortization	(52.9)	(53.9)
Financial expenses	(75.5)	(76.6)
Net gain on debt refinancing	—	7.5

Income before income taxes	1.3	9.2
Income taxes (credit)	0.8	(2.8)

	0.5	12.0
Non-controlling interest	(5.4)	(6.2)

Net (loss) income from continued operations	(4.9)	5.8
Income from discontinued operations	—	0.3

Net (loss) income	$(4.9)	$6.1

19
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, and net gain on debt refinancing for the three-month periods ended March 31, 2004 and 2003:

Three-month periods ended March 31

	2004	2003 (restated note 2)

Cable Television	$72.7	$65.1
Newspapers	39.7	44.7
Broadcasting	12.4	14.5
Leisure and Entertainment	2.1	1.5
Business Telecommunications	3.2	5.8

	130.1	131.6
General corporate (expense) income	(0.4)	0.6

	$129.7	$132.2

Condensed and consolidated balance sheets:

	March 31, 2004	December 31, 2003

Assets
Current assets	$667.9	$769.9
Property, plant and equipment	1,535.1	1,558.1
Other assets	279.7	279.8
Goodwill	3,883.9	3,880.5

	6,366.6	6,488.3

Liabilities
Current liabilities	665.3	774.8
Long-term debt	2,701.9	2,696.8
Other liabilities	498.5	506.8
Non-controlling interest	160.7	165.5

	4,026.4	4,143.9

Net investment in Restricted
Subsidiaries and the Company	$2,340.2	$2,344.4

20
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of income for the three-month periods ended March 31, 2004 and 2003:

Three-month periods ended March 31

	2004	2003

Revenues	$24.3	$24.1
Cost of sales and selling and
administrative expenses	(23.6)	(23.8)

Operating income before under-noted items	0.7	0.3

Amortization	(0.7)	(1.4)
Reserve for restructuring of operations,
impairment of assets and other special charges	(0.1)	(0.5)

Loss before income taxes	(0.1)	(1.6)
Income taxes	0.1	0.1

	(0.2)	(1.7)
Non-controlling interest	0.4	0.7

Income (loss) from continued operations	0.2	(1.0)
Loss from discontinued operations	—	(0.2)

Net income (loss)	$0.2	$(1.2)

21
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES Notes to Consolidated Financial Statements (continued) For the three-month period ended March 31, 2004 (in millions of Canadian dollars) (unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges for the three-month periods ended March 31, 2004 and 2003:

Three-month periods ended March 31

	2004	2003

Web Integration/Technology	(0.5)	$(0.1)
Internet/Portals	1.2	0.4

	0.7	$0.3

Condensed and consolidated balance sheets:

	March 31, 2004	December 31, 2003

Assets
Current assets	$82.3	$82.0
Property, plant and equipment	4.6	4.8
Other assets	2.7	2.5
Goodwill	25.7	25.7

	115.3	115.0
Liabilities
Current liabilities	29.0	28.1
Non-controlling interest	36.0	36.3

	65.0	64.4

Net investment in Unrestricted Subsidiaries	$50.3	$50.6

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Louis Saint-Arnaud
—————————————————
By:   Louis Saint-Arnaud
         Vice-president, Legal Affairs and
         Corporate Secretary

Date: May 26, 2004